February 09, 2005

VIA FEDEX

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0445

Re:	El Paso Corporation
2003 10-K SEC File No. 1-14365, filed 9-30-04
8-K SEC File No. 1-14365, filed 10-28-04, 8-23-04
10-15-04 supplemental response

Dear Mr. Owings:

     We are in receipt of your letter dated December 16, 2004 with respect to the above referenced filings. Below are the comments set out in your letter followed by our responses.

8-23-04 8-K

1.	Our prior comment 7 noted that your year-end 2003 reserve report projected annual U.S. production of 880 MMCFE/day for 2004. Your response included a schedule of fields with significant 2004 production shortfalls. The Gulf of Mexico region’s shortfall was 51 MMCFE/day of the total 65 MMCFE/day shortfall for your total domestic production. The four individual GOM fields listed have a total of 27.8 MMCFE/day shortfall which leaves 23.2 MMCFE/day unaccounted. This shortfall difference is larger than that for all the remaining areas — 14 MMCFE/day total for Onshore and Texas Gulf Coast. If you have omitted a property (South Timbalier 212?) from your schedule, please furnish a correction. If not, please explain why there is such a large unaccounted volume.

     Response:

     We have updated the table submitted in our previous response. This update includes six additional GOM fields (highlighted in bold) that were not included in our initial response. The revised table accounts for a total of 72 MMcfe/day of shortages for our domestic production.

Mr. H. Christopher Owings
February 09, 2005

Division Level Comparison (Net MMcfe/d)

	Year End	Aug. YTD
Field	2003 Forecast	Actual	Difference
Texas Gulf Coast	291	297	+6
Gulf of Mexico	356	305	-51
Onshore
Coal Bed Methane	131	131	—
Arklatex	94	80	-14
Rockies	22	16	-6

Total Onshore	247	227	-20

Field Level Comparison (Major Differences, Net MMcfe/d) (updates are indicated in bold type)

			Aug
		Year End 2003	YTD Ave
Field	Division	Forecast	Actual	Difference	Remarks
WD 137	GOM	27.25	12.86	-14.4	A-1 well unexpectedly experienced water encroachment and loaded up. The well is currently shut in.

Holly	Onshore-Aklatex	39.78	30.25	-9.5	Reduced rig program from 4 to 2. Sold interest in some PUD wells to 3rd party investor program.

Rockies	Onshore-Rockies	22.06	15.56	-6.5	Delay in planned recompletions.

EB 1003	GOM	7.79	1.62	-6.2	A-4 well recompletion sanded up; A recent workover restored production, but at much lower rate.

SMI 223	GOM	22.96	17.22	-5.7
Both wells experienced downhole scaling problems. The operator initiated remedial action which resulted in unexpected downtime; however, current production has been restored at rates similar to year-end performance.

EC 81/84	GOM	25.5	21.1	-4.4	Production performance for EC 81 C-3 (-2.4), EC 84 C-1 (-1.1) and EC 81 A-1 (-0.9).

MP 265	GOM	8.5	4.4	-4.1	Recompletion was deferred because the existing completion is still producing.

Mr. H. Christopher Owings
February 09, 2005

			Aug
		Year End 2003	YTD Ave
Field	Division	Forecast	Actual	Difference	Remarks
VK 385	GOM	8.0	4.5	-3.5	VK 429 A-3 PUD drilling was deferred due to surface facility delays. This well will be drilled in 2005.

EI 370/371/ 372/384/385	GOM	8.2	5.1	-3.1	Timing and performance of new wells A-11 (-1.2) and A-12 (-1.9).

HI 85	GOM	7.2	4.1	-3.1	Production performance for A-1 (-1.5), A-2 (-0.6) and A-3 (-1.0).

HI 351/368	GOM	7.0	4.0	-3.0	Recompletion work was deferred due to delay in obtaining co-owner approval.

N. Shongaloo	Onshore- Arklatex	15.12	12.97	-2.12	Delay in planned recompletions.

Bear Creek	Onshore- Arklatex	21.30	19.49	-1.8	Sold interests in some PUD wells to 3rd party investor program and experienced some performance variance.

Blue Creek West	Onshore- CBM	9.70	8.21	-1.5	Delay in new well hookups, delay in drilling new wells and well performance.

WC 515A/526	GOM	2.89	1.41	- 1.5	WC 516 A2 recompletion lasted only one month before tubing parted and well was lost.

Short Creek	Onshore- CBM	13.02	11.67	-1.4	Delay in new well hookups and facility constraints as new wells came on line at higher than expected rates.

	Total Variance Explained			-71.9	Represents >100% of total variance of 65 MMcfe/day.

2.	We also asked that you “Address how you intend to reverse/attenuate this apparent (11%/quarter) decline.” You replied, “... in June 2004, we announced a back-to-basics plan for our production business. This plan emphasizes strict capital discipline designed to improve capital efficiency through the use of standardized risk analysis, a heightened focus on cost control, and a rigorous process for booking proved natural gas and oil reserves. This back-to-basics approach is expected to stabilize production by improving the production mix across our operating areas and generate more predictable returns.”

Mr. H. Christopher Owings
February 09, 2005

This appears to be a verbatim rendition of the second-to-last paragraph on page 11 — UNREGULATED BUSINESSES — PRODUCTION SEGMENT — of your 2003 Form 10-K.

(a)	Supplementally, address the internal controls you have in place to provide the conservatism in your reserve estimates that are necessary for the proved classification. Discuss the procedures — e.g. internal peer review — you have implemented to complement the structural changes disclosed on pages 195-196.

     Response:

     We believe the following internal controls and procedures provide for conservatism in the preparation of our estimates of proved reserves:

•	We updated and enhanced our documentation with regard to the booking of proved reserves through updating our reserves reporting manual which is based on SEC guidelines for booking proved reserves. We will also provide enhanced training in 2005 for all engineers involved in the reserves estimation process with respect to compliance with SEC guidelines.

•	We created a centralized reserves evaluation and reporting function that is separate from our operating regions. As part of this revised evaluation process, the following review steps are performed:

•	Engineering review of the data provided by the operating regions and estimation of proved reserves.

•	Review of proved reserves estimates with manager and reservoir engineers.

•	Review of proved reserves estimates with the President of our Production and Non-regulated business unit.

•	Review of proved reserves estimation processes with the Reserves Reporting Committee (see the description of this committee below).

•	The use of compensation programs that do not consider proved reserves or reserves replacement targets. Also, please see our response below to Question No. 8.

•	The use of more frequent internal audit reviews to monitor the reserves estimation process.

•	The use of Ryder Scott Company to prepare an independent bottoms-up reserves estimate for a minimum of 80% of our reserves for comparison with our internally generated reserves estimates.

Mr. H. Christopher Owings
February 09, 2005

•	The appointment of our independent reserve engineer by our Audit Committee to whom the reserve engineer reports annually, including in executive session.

•	The formation of an internal committee (the Reserves Reporting Committee) to provide oversight of our reserves estimation processes. This committee is staffed with appropriate technical, financial reporting and legal expertise.

     All of these internal controls and procedures provide for multiple levels of additional oversight of our reserve estimation process. We believe this ongoing oversight, including the involvement of our Board of Directors, provides strict compliance with SEC proved reserves definitions, resulting in more conservative estimates.

(b)	Supplementally, explain how you intend to improve your production mix.

     Response:

     We intend to improve our production mix by allocating more capital to long-life, shallower decline projects and to development projects in longer reserve life areas. We have already accomplished this through a more rigorous capital review process and a more balanced allocation of our capital to development and exploration projects, supplemented by acquisition activities. Our 4th quarter 2004 production volumes exhibited a more balanced geographic split with 31% coming from long-life onshore production, versus 23% in the first quarter of 2004.

3.	On page 13 of the same (Form 10-K) section, you state, “The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretations and judgment. As a result, estimates of different engineers often vary.” We believe this statement requires amplification in the case of proved reserves. By definition, proved reserves are much more likely of recovery than not and should be conservatively estimated. We believe that competent engineers — with comparable experience and information relating to the properties under investigation — who are apprised of this fact, will independently estimate proved reserve volumes that are similar. Supplementally, affirm to us that you and your third party engineers employ these views. Address whether your “Improved training regarding SEC guidelines for booking proved reserves” (page 196) encompasses these concepts. If you are unable to affirm, support your position.

     Response:

     The El Paso Production Company Reserve Reporting Manual describes the methods and procedures we employ in estimating and reporting proved reserves. All engineers directly involved in estimating and reporting reserves are responsible for adhering to the procedures and guidelines set forth in the manual. In addition, our independent reserve engineer has been instructed to follow the SEC guidelines in their estimation process of proved reserves.

Mr. H. Christopher Owings
February 09, 2005

     The manual strictly prescribes that proved reserves be estimated in accordance with SEC rules and regulations, and the standard of “reasonable certainty” be applied to proved reserve estimates. To provide further clarification on “reasonable certainty”, the manual includes supplemental guidance published by the SEC, which states that in cases where “there is little supporting data for decline rates, recovery factors, reservoir drive mechanisms etc., a conservative approach is appropriate until there is enough supporting data to justify the use of more liberal parameters for the estimation of proved reserves. The concept of reasonable certainty implies that, as more technical data becomes available, a positive, or upward, revision is much more likely than a negative, or downward, revision.”

     We believe that the additional controls and procedures described in response #2 and included in our Reserve Reporting Manual demonstrate that we have adopted policies and procedures to ensure that we utilize the concept of “reasonable certainty” in our estimates of proved reserves disclosed in our public documents.

10-28-04 8-K

4.	We note your third quarter, 2004 U.S. production decline to 738 MMCFE/day from 801 MMCFE/day in the second quarter. Supplementally, discuss the principal drilling and production results that contributed to this decrease. Address your production enhancement plans for the fourth quarter.

     Response:

     The decline in domestic production from the second quarter to the third quarter of 2004 is attributable to a combination of natural declines of existing wells and a reduction in the level of drilling activity that had previously resulted in supporting production levels, primarily in the Texas Gulf Coast and offshore Gulf of Mexico regions. The following is a list of wells/fields that experienced the largest declines in production over the period:

•	Texas Gulf Coast — Fitzhenry #1 (-15 MMcfe/d)
This well was drilled in the first quarter and produced at a consistent rate of 50 MMcf/d (gross) during the second quarter. During the third quarter the production began declining naturally due to pressure depletion.

•	South Texas — Samano, Monte Christo, and Jeffress fields (combined -24 MMcfe/d)
Drilling activity significantly dropped in 2004 in these three fields. New wells drilled in late 2003 and early 2004, while beginning at high production rates, began exhibiting their characteristically steep initial decline rates during the second and third quarters. In the past, high levels of drilling activity in the area helped offset these declines.

•	Offshore GOM — West Delta Block 136 (-11 MMcfe/d) The A-1 well was producing at 20 MMcfe/d (gross) until it started producing water and then watered out in the early part of the third quarter.

•	Offshore GOM — South Timbalier Block 212 (-6.2 MMcfe/d) Both producing wells on this block, C-1 and C-2, began producing water, which significantly impacted gas production during the third quarter.

Mr. H. Christopher Owings
February 09, 2005

•	Offshore GOM — South Timbalier Block 204 (-8 MMcfe/d) Production from this block has been on a natural decline of approximately 50 percent annually, since 2002.

     During the first quarter of 2004, we experienced disappointing drilling results. As a result, our new management team significantly reduced our drilling activities to institute a new, more rigorous, risk analysis process. This new standardized program was designed to emphasize strict capital discipline. After we instituted the new, more rigorous, risk analysis process, we increased our domestic drilling activities in the third quarter of 2004. Our fourth quarter 2004 daily equivalent production of 779 MMcfe/day (of which 717 MMcfe/day was domestic) brought our year-to-date equivalent production to 829 MMcfe/day, which met the low end of the guidance that we provided to the market in our June 2004 investor presentation.

10-K

Restatement Methodologies, page 100

5.	We note your response 3. Supplementally, with a view towards possible disclosure, submit to us your restated proved reserves for 1998 and 1999 with a summary of the “reserve over production ratio” calculations you used.

     Response:

     The restated proved reserves for year end 1998 and 1999 are as follows:

	1998	1999
Gas (MMcf)	1,798,606	2,192,879
Oil (MBbl)	37,488	44,781
NGL (MBbl)	5,916	10,859
Total MMcfe*	2,059,040	2,526,719

*	In calculating equivalents, we use a generally recognized standard in which one Bbl of oil is equal to six Mcf of natural gas.

     The calculation sheets for determining these reserve estimates are attached as Exhibits 1 and 2. Because of limited quarterly reserve details available for this time period, the basic methodology involved using the results of the restated 12/31/2000 reserves and cash flows along with the production and commodity price for each prior quarter. This information and data was then used to restate the reserves and present value for each prior quarter.

Mr. H. Christopher Owings
February 09, 2005

     In this method, the restated 12/31/2000 reserves database was recalculated at the commodity prices for each prior quarter to determine the following parameters:

•	Operating expenses/Mcfe of proved reserves

•	Capital expenditure /Mcfe of proved reserves

•	Taxes/Revenue

•	PV Factor (Discounted / Undiscounted Present Value)

•	R/P Ratio = proved reserves/production

•	Effective Oil, Gas and NGL price ratio

     The above results along with the actual prior quarter’s oil and gas production and end of quarter prices were then used to estimate the prior quarter’s proven reserves and associated present values.

     To estimate the reserves and cash flow components for the prior quarters, we followed these steps:

1)	Build commodity price files for quarters 12/31/1998 to 9/30/2000 using the period end prices.

2)	Evaluate the 12/31/2000 reserve database at each of the quarter end prices in 1).

3)	Determine the following “Price Adjusted” ratios for each quarter evaluated in 2).

•	Operating expenses/Mcfe of proved reserves

•	Capital expenditures/Mcfe of proved reserves

•	Taxes/ Revenue

•	PV Factor (Discounted / Undiscounted Present Value)

•	R/P ratio = proved reserves/production

•	Effective Oil, Gas and NGL price ratio.

4)	Estimate the reserves and cash flow components for each prior quarter using the following calculations:

•	Reserves = Price Adjusted R/P Ratio times Actual Quarter Production

•	Operating Cost = Reserves times Price Adjusted Operating expenses/Mcfe ratio

Mr. H. Christopher Owings
February 09, 2005

•	Capital Cost = Reserves times Price Adjusted Capital expenditures/Mcfe ratio

•	Effective Oil Price = West Texas Intermediate end of quarter price times Price Adjusted Effective Oil Price Ratio

•	Effective Gas Price = Henry Hub end of quarter price times Price Adjusted Effective Gas Price Ratio

•	Effective NGL Price = West Texas Intermediate end of quarter price times Price Adjusted Effective NGL Price Ratio

•	Oil Revenue = Oil Reserves times Effective Oil Price

•	Gas Revenue = Gas Reserves times Effective Gas Price

•	NGL Revenue = NGL Reserves times Effective NGL Price

•	Severance and Ad Valorem taxes = Revenue times Price Adjusted Tax Rate

•	Cash Flow = Revenue — Operating Cost — Capital Cost — Severance & Ad Val Taxes

•	Discounted Present Value (PV) = Cash flow times Price Adjusted PV Factor

     Economic evaluations were prepared for each registrant (El Paso Production Holding Company and El Paso CGP Company) for each of the restated quarters using the above information in Excel spreadsheets. Estimated proved reserves, operating costs, capital costs, severance and ad valorem taxes, undiscounted cash flow and present values discounted at 10% by registrant were provided for each quarter.

Net proved developed and undeveloped reserves, pages 187, 188

6.	Supplementally, affirm to us that:

(a)	Your disclosed proved undeveloped reserves comply with Rule 4-10(a)(4) of Regulation S-X which provides that proved undeveloped oil and gas reserves may be attributed to locations not offsetting productive units only “where it can be demonstrated with certainty that there is continuity of production from the existing productive formation (emphasis added).” If you cannot so affirm, submit to us the engineering and geologic justification for any PUD reserves you have claimed which are not in legal, technically justified locations offsetting (adjacent to ) productive wells. Otherwise, delete such volumes from your disclosed proved reserves.

Mr. H. Christopher Owings
February 09, 2005

     Response:

     We affirm that all of our proved undeveloped reserves are attributable to locations that are directly offsetting productive units where it could be demonstrated with certainty that there was continuity of production from the existing productive formation.

(b)	You have not claimed any proved reserves that are in undrilled fault blocks.

     Response:

     We affirm that we have not claimed proved reserves that are in undrilled fault blocks.

(c)	You have not claimed any proved reserves that are below the lowest known — penetrated and assessed — structural occurrence of hydrocarbons.

     Response:

     We affirm that for reserves which have been calculated using volumetric methods in areas where fluid contacts are unknown, the lowest known hydrocarbon occurrence controls the proved limit.

(d)	You have complied with the requirements of Financial Accounting Standard 69, paragraph 30 and have not used hedged pricing, “planning prices” or other substitute for year-end pricing in your proved reserve estimates or associated standardized measure.

     Response:

     We affirm that we have complied with the requirements of Financial Accounting Standard 69, paragraph 30 and have not used hedged pricing, “planning prices” or any other substitute for year end pricing in our proved reserve estimates or associated standardized measure. Our proved reserve estimates and the associated standardized measures were based on year-end market prices as required by FAS 69, and do not include the effect of hedge prices.

Standardized Measure... page 192

7.	In our prior comment 6, we asked you to tell us your specific corporate investment criteria that applied at year-end 2003. Your response did not specifically address this question. We repeat our comment 6.

     Response:

     All projects included in our 2003 reserve report are planned to be drilled and the company is adequately funded to develop these projects. Our corporate parent allocated $850 million in capital, which is significantly in excess of the capital required to develop our proved

Mr. H. Christopher Owings
February 09, 2005

reserves, to the Production segment for 2004 and we expect a similar allocation for 2005. For competitive reasons, we prefer not to disclose our specific corporate investment criteria. In addition, our investment criteria are subject to change from time to time due the changes in the economic environment and industry considerations.

Employment Agreements, page 208

8.	Here you state that your officers are eligible for a “target bonus”. Amend your future documents to disclose whether you compensate any of your employees on a basis that considers your disclosed proved reserves or “reserve targets”. If so, discuss the significant details of those arrangements.

     Response:

     Under our existing compensation plans and employee arrangements, no employee’s compensation or “target bonus” is directly tied to the amount of disclosed proved reserves or specific “reserve targets.” However, a component of an employee’s “target bonus” may be based on the earnings of the company. Indirectly, the booking of proved reserves does impact depletion rates and ceiling test charges which ultimately affect earnings. In future filings, we will disclose any instances where we compensate any of our employees on a basis that is directly tied to our disclosed proved reserves or specific “reserve targets”.

     Please do not hesitate to contact me at (713) 420—3040 with any comments or questions concerning this letter.

Respectfully submitted,

/s/ D. Dwight Scott

D. Dwight Scott
Executive Vice President and
Chief Financial Officer
El Paso Corporation

cc: Ronald Winfrey

Exhibit 1

LINE RESERVES, PV10 & FDC ESTIMATION

1	EPPH - DOMESTIC
2	FINAL: PRICE AND R/P ADJUSTED RESERVES, COSTS, PV FACTOR AND EFFECTIVE PRICES FROM YE 2000 RESTATED ARIES DATABASE
3
4		2000 YE	2000 Q4	2000 Q3	2000 Q2	2000 Q1
5	Production
6	Actual
7	Oil, MMBBL		0.915	0.999	1.091	1.269
8	NGL, MMBBL		0.202	0.171	0.173	0.175
9	Gas, BCF		45.315	43.823	44.676	47.084
10	BCFe		52.019	50.842	52.255	55.748
11
12	R/P Ratio (years)
13	Oil	5.21	5.21	5.20	5.20	5.20
14	NGL	3.21	3.21	3.22	3.22	3.22
15	Gas	5.56	5.56	5.54	5.54	5.40
16	BCFe	5.47	5.47
17
18	Reserves
19	Oil, MMBBL	19.068	19.068	20.788	22.694	26.384
20	NGL, MMBBL	2.601	2.601	2.197	2.221	2.251
21	Gas, BCF	1,007.989	1,007.989	971.972	989.727	1,016.104
22	Restated BY Reserves, bcfe	1,138	1,138	1,110	1,139	1,188
23
24	Original Reserves, bcfe	1735	1735	1689	1507	1515
25	Restated/Original	66%	66%	66%	76%	78%
26
27	PDP	863.496	863.496
28	PDNP	121.924	121.924
29	PUD	152.582	152.582
30
31	% PDP	76%	76%
32	% PDNP	11%	11%
33	% PUD	13%	13%
34
35	Prices
36	WTI Price, $/bbl	26.75	26.75	30.00	31.75	26.90
37	HH Price, $/mmbtu	6.02	6.02	4.62	4.33	2.60
38
39	Effective Oil Price, $/mcf	24.86	24.86	28.06	30.33	24.82
40	Effective NGL Price, $/bbl	25.61	25.61	28.64	30.29	25.61
41	Effective Gas Price, $/bbl	5.99	5.99	4.52	4.23	2.47
42
43	Effective Oil Price Ratio	93%	93%	0.94	96%	92%
44	Effective NGL Price Ratio	96%	96%	95%	95%	95%
45	Effective Gas Price Ratio	99%	99%	98%	98%	95%
46
47	Effective Gas Equi Price, $/mcfe		5.78	4.54	4.34	2.71
48	Orig Effect Gas Equi Price, $/mcfe		9.77	4.98	4.26	2.77
49
50	Revenue
51	Oil Revenue, $MM	474	474	583	688	655
52	NGL Revenue, $MM	67	67	63	67	58
53	Gas Revenue, $MM	6,035	6,035	4,396	4,183	2,507
54	Total Revenue, $MM	6,576	6,576	5,042	4,939	3,219
55
56	Original Rev, $MM		16,944	8,416	6,425	4,203
57	Current Rev/Original Rev		39%	60%	77%	77%
58
59	Costs
60	OPEX, $MM	599	599.40	574.19	583.93	559.37
61	OPEX/MCFe	0.53	0.53	0.52	0.51	0.47
62	Original OPEX, $MM		832	766	709	672
63	Original OPEX/MCFe		0.48	0.45	0.47	0.44
64
65	TAX, $MM	316	316.26	246.91	241.23	164.24
66	TAX, % Rev		5%	5%	5%	5%
67	Original Tax, $MM		852.00	435.99	327.50	216.56
68
69	CAPEX, $M	317.107	317.11	299.07	306.28	304.15
70	CAPEX/MCFe	0.28	0.28	0.27	0.27	0.26
71	Original CAPEX, $MM		446	404	333	364
72	Original CAPEX/MCFe		0.26	0.24	0.22	0.24
73
74	Future Production and dev costs, $MM		1,233	1,120	1,131	1,028
75	Future Cost/MCFe		1.08	1.01	0.99	0.87
76	Original Costs, $MM		2,130	1,606	1,370	1,253
77	Original Cost/MCFe		1.23	0.95	0.91	0.83
78	Future/Original Costs		58%	70%	83%	82%
79
80	Cashflow and PV10
81	Cashflow BIT, $MM	5,343	5,343	3,922	3,808	2,191
82	Original CF BIT, $MM		14,813	4,073	5,054	1,859
83
84	PV10, BIT, MM	3,218	3,218	2,390	2,326	1,350
85	PV Ratio	60%	60%	61%	61%	62%
86	Original PV10, BIT, $MM		9,014	4,073	3,038	1,859
87	Current/Original PV10		36%	59%	77%	73%

Exhibit 1 (Continued)

4		1999 Q4	1999 Q3	1999 Q2	1999 Q1	1998 Q4
5	Production
6	Actual
7	Oil, MMBBL	1.297	1.293	1.141	1.258	1.156	Actual production for the quarter
8	NGL, MMBBL	0.227	0.208	0.200	0.201	0.214	Actual production for the quarter
9	Gas, BCF	45.255	47.858	46.840	46.016	47.432	Actual production for the quarter
10	BCFe	54.400	56.861	54.889	54.769	55.653
11
12	R/P Ratio (years)
13	Oil	5.19	5.20	4.90	4.85	4.87	From 2000Q4 Price Adjusted Reserves Eval
14	NGL	3.22	3.22	3.21	3.16	3.17	From 2000Q4 Price Adjusted Reserves Eval
15	Gas	5.25	5.44	5.27	4.87	5.23	From 2000Q4 Price Adjusted Reserves Eval
16	BCFe
17
18	Reserves
19	Oil, MMBBL	26.935	26.866	22.346	24.382	22.505	R/P Ratio times quarter production
20	NGL, MMBBL	2.926	2.675	2.577	2.543	2.721	R/P Ratio times quarter production
21	Gas, BCF	949.507	1,040.494	987.681	896.717	992.942	R/P Ratio times quarter production
22	Restated BY Reserves, bcfe	1,129	1,218	1,137	1,058	1,144
23
24	Original Reserves, bcfe	1453	1407	1286	1527	1600
25	Restated/Original	78%	87%	88%	69%	72%
26
27	PDP						Held % PDP constant
28	PDNP						Held % PDNP constant
29	PUD						Held % PUD constant
30
31	% PDP						Held % PDP constant
32	% PDNP						Held % PDNP constant
33	% PUD						Held % PUD constant
34
35	Prices
36	WTI Price, $/bbl	25.50	23.72	17.95	14.71	10.34	Period End Prices
37	HH Price, $/mmbtu	2.12	2.90	2.23	1.64	2.12	Period End Prices
38
39	Effective Oil Price, $/mcf	23.41	21.63	16.06	12.82	8.46	WTI times Effective Price Ratio
40	Effective NGL Price, $/bbl	24.27	22.55	17.02	13.91	9.77	WTI times Effective Price Ratio
41	Effective Gas Price, $/bbl	2.00	2.77	2.09	1.50	1.98	HH times Effective Price Ratio
42
43	Effective Oil Price Ratio	92%	91%	89%	87%	82%	From 2000Q4 Price Adjusted Reserves Eval
44	Effective NGL Price Ratio	95%	95%	95%	95%	94%	From 2000Q4 Price Adjusted Reserves Eval
45	Effective Gas Price Ratio	94%	95%	94%	92%	93%	From 2000Q4 Price Adjusted Reserves Eval
46
47	Effective Gas Equi Price, $/mcfe	2.30	2.89	2.17	1.60	1.90	Restated revenue / Restated Reserves
48	Orig Effect Gas Equi Price, $/mcfe	2.27	2.78	2.43	1.57	1.93	Original revenue / Original Reserves
49
50	Revenue
51	Oil Revenue, $MM	630	581	359	313	190	Volume times effective price
52	NGL Revenue, $MM	71	60	44	35	27	Volume times effective price
53	Gas Revenue, $MM	1,897	2,879	2,065	1,349	1,962	Volume times effective price
54	Total Revenue, $MM	2,599	3,521	2,468	1,697	2,179	Volume times effective price
55
56	Original Rev, $MM	3,302	3,915	3,126	2,399	3,095
57	Current Rev/Original Rev	79%	90%	79%	71%	70%
58
59	Costs
60	OPEX, $MM	506.50	586.04	519.21	457.70	515.62	OPEX/MCFe times Restated Reserves
61	OPEX/MCFe	0.45	0.48	0.46	0.43	0.45	From 2000Q4 Price Adjusted Reserve Eval
62	Original OPEX, $MM	541	511	529	531	543
63	Original OPEX/MCFe	0.37	0.36	0.41	0.35	0.34
64
65	TAX, $MM	134.43	180.29	133.26	97.02	123.01	Restated Revenue times Tax, % Rev
66	TAX, % Rev	5%	5%	5%	5%	6%	6% From 2000Q4 Price Adjusted Reserve Eval
67	Original Tax, $MM	154.03	196.76	136.38	111.18	134.03
68
69	CAPEX, $M	275.62	313.44	258.65	199.82	257.79	CAPEX/MCFe times Restated Reserves
70	CAPEX/MCFe	0.24	0.26	0.23	0.19	0.23	From 2000Q4 Price Adjusted Reserve Eval
71	Original CAPEX, $MM	360	312	221	240	308
72	Original CAPEX/MCFe	0.25	0.22	0.17	0.16	0.19
73
74	Future Production and dev costs, $MM	917	1,080	911	755	896	OPEX + TAX + CAPEX
75	Future Cost/MCFe	0.81	0.89	0.80	0.71	0.78
76	Original Costs, $MM	1,056	1,019	886	882	985
77	Original Cost/MCFe	0.73	0.72	0.69	0.58	0.62
78	Future/Original Costs	87%	106%	103%	86%	91%
79
80	Cashflow and PV10
81	Cashflow BIT, $MM	1,682	2,441	1,557	942	1,283	Revenue less Costs
82	Original CF BIT, $MM	2,163	2,895	2,223	1,534	2,068
83
84	PV10, BIT, MM	1,044	1,493	951	581	770	Cashflow times PV Ratio
85	PV Ratio	62%	61%	61%	62%	60%	From 2000Q4 Price Adjusted Reserve Eval
86	Original PV10, BIT, $MM	1,387	1,783	1,387	947	1,269
87	Current/Original PV10	75%	84%	69%	61%	61%

Exhibit 2

LINE RESERVES, PV10 & FDC ESTIMATION

1	EL CGP - DOMESTIC
2	FINAL: PRICE AND R/P ADJUSTED RESERVES, COSTS, PV FACTOR AND EFFECTIVE PRICES FROM YE 2000 RESTATED ARIES DATABASE
3
4		2000 YE	2000 Q4	2000 Q3	2000 Q2	2000 Q1
5	Production
6	Actual
7	Oil, MMBBL		1.502	1.295	1.380	1.264
8	NGL, MMBBL		0.420	0.220	0.142	0.255
9	Gas, BCF		82.338	80.303	86.128	79.238
10	BCFe		93.868	89.389	95.259	88.351
11
12	R/P Ratio (years)
13	Oil	4.39	4.39	4.40	4.42	4.33
14	NGL	12.32	12.32	12.28	12.27	12.15
15	Gas	4.76	4.76	4.66	4.68	4.45
16	BCFe	4.93	4.93
17
18	Reserves
19	Oil, MMBBL	26.382	26.382	22.788	24.375	21.891
20	NGL, MMBBL	20.698	20.698	10.783	6.971	12.395
21	Gas, BCF	1,568.911	1,568.911	1,496.523	1,610.946	1,409.139
22	Restated BY Reserves, bcfe	1,851	1,851	1,698	1,799	1,615
23
24	Original Reserves, bcfe	4409	4409	4006	4126	3881
25	Restated/Original	42%	42%	42%	44%	42%
26
27	PDP	1,221.636	1,221.636	—	—	—
28	PDNP	177.088	177.088	—	—	—
29	PUD	452.668	452.668	—	—	—
30
31	% PDP	66%	66%
32	% PDNP	10%	10%
33	% PUD	24%	24%
34
35	Prices
36	WTI Price, $/bbl	26.75	26.75	30.00	31.75	26.90
37	HH Price, $/mmbtu	6.02	6.02	4.62	4.33	2.60
38
39	Effective Oil Price, $/bbl	23.90	23.90	28.07	29.23	24.27
40	Effective NGL Price, $/bbl	19.65	19.65	21.77	22.57	18.34
41	Effective Gas Price, $/mcfe	6.05	6.05	4.03	3.91	2.38
42
43	Effective Oil Price Ratio	89%	89%	94%	92%	90%
44	Effective NGL Price Ratio	73%	73%	73%	71%	68%
45	Effective Gas Price Ratio	101%	101%	87%	90%	91%
46
47	Effective Gas Equi Price, $/mcfe		5.69	4.07	3.98	2.54
48	Orig Effect Gas Equi Price, $/mcfe		6.25	4.31	4.16	2.72
49
50	Revenue
51	Oil Revenue, $MM	631	631	640	712	531
52	NGL Revenue, $MM	407	407	235	157	227
53	Gas Revenue, $MM	9,497	9,497	6,030	6,297	3,348
54	Total Revenue, $MM	10,534	10,534	6,904	7,167	4,106
55
56	Original Rev, $MM		27,536	17,273	17,171	10,538
57	Current Rev/Original Rev		38%	40%	42%	39%
58
59	Costs
60	OPEX, $MM	1,296	1,295.78	1,150.86	1,222.16	1,037.97
61	OPEX/MCFe	0.70	0.70	0.68	0.68	0.64
62	Original OPEX, $MM		2,122	1,703	1,675	1,570
63	Original OPEX/MCFe		0.48	0.43	0.41	0.40
64
65	TAX, $MM	517	517.35	340.51	355.98	201.92
66	TAX, % Rev	5%	5%	5%	5%	5%
67	Original Tax, $MM		1,645	868	871	528
68
69	CAPEX, $MM	848	848	714	759	618
70	CAPEX/MCFe	0.46	0.46	0.42	0.42	0.38
71	Original CAPEX, $MM		1,297	1,036	1,057	883
72	Original CAPEX/MCFe		0.29	0.26	0.26	0.23
73
74	Future Production and dev costs, $MM		2,661	2,205	2,338	1,858
75	Future Cost/MCFe		1.44	1.30	1.30	1.15
76	Original Costs, $MM		5,064	3,607	3,603	2,981
77	Original Cost/MCFe		1.15	0.90	0.87	0.77
78	Future/Original Costs		53%	61%	65%	62%
79
80	Cashflow and PV10
81	Cashflow BIT, $MM	7,873	7,873	4,699	4,830	2,248
82	Original CF BIT, $MM		22,471	13,665	13,568	7,557
83
84	PV10, BIT, $MM	4,568	4,568	2,914	2,921	1,419
85	PV Ratio	58%	58%	62%	60%	63%
86	Original PV10, BIT, $MM		12,439	7,856	7,734	4,353
87	Current/Original PV10		37%	37%	38%	33%

Exhibit 2 (Continued)

4		1999 Q4	1999 Q3	1999 Q2	1999 Q1	1998 Q4
5	Production
6	Actual
7	Oil, MMBBL	1.040	0.918	0.953	0.992	1.204	Actual production for the quarter
8	NGL, MMBBL	0.165	0.171	0.167	0.069	0.079	Actual production for the quarter
9	Gas, BCF	71.494	60.607	50.810	47.631	48.904	Actual production for the quarter
10	BCFe	78.724	67.140	57.529	54.000	56.601
11
12	R/P Ratio (years)
13	Oil	4.29	4.27	4.04	3.43	3.11	From 2000Q4 Price Adjusted Reserves Eval
14	NGL	11.98	12.12	11.64	10.64	10.11	From 2000Q4 Price Adjusted Reserves Eval
15	Gas	4.35	4.49	4.26	3.75	4.12	From 2000Q4 Price Adjusted Reserves Eval
16	BCFe
17
18	Reserves
19	Oil, MMBBL	17.846	15.694	15.409	13.625	14.983	R/P Ratio times quarter production
20	NGL, MMBBL	7.933	8.271	7.753	2.945	3.195	R/P Ratio times quarter production
21	Gas, BCF	1,243.372	1,087.681	866.279	714.725	805.664	R/P Ratio times quarter production
22	Restated BY Reserves, bcfe	1,398	1,231	1,005	814	915
23
24	Original Reserves, bcfe	3610	3014	2953	2667	2627
25	Restated/Original	39%	41%	34%	31%	35%
26
27	PDP	—	—	—	—	—	Held % PDP constant
28	PDNP	—	—	—	—	—	Held % PDNP constant
29	PUD	—	—	—	—	—	Held % PUD constant
30
31	% PDP						Held % PDP constant
32	% PDNP						Held % PDNP constant
33	% PUD						Held % PUD constant
34
35	Prices
36	WTI Price, $/bbl	25.50	23.72	17.95	14.71	10.34	Period End Prices
37	HH Price, $/mmbtu	2.12	2.90	2.23	1.64	2.12	Period End Prices
38
39	Effective Oil Price, $/bbl	22.78	20.95	14.90	11.62	7.35	WTI times Effective Price Ratio
40	Effective NGL Price, $/bbl	17.02	15.59	11.44	8.19	4.36	WTI times Effective Price Ratio
41	Effective Gas Price, $/mcfe	2.02	2.60	1.99	1.48	1.87	HH times Effective Price Ratio
42
43	Effective Oil Price Ratio	89%	88%	83%	79%	71%	From 2000Q4 Price Adjusted Reserves Eval
44	Effective NGL Price Ratio	67%	66%	64%	56%	42%	From 2000Q4 Price Adjusted Reserves Eval
45	Effective Gas Price Ratio	95%	90%	89%	90%	88%	From 2000Q4 Price Adjusted Reserves Eval
46
47	Effective Gas Equi Price, $/mcfe	2.19	2.67	2.04	1.52	1.79	Restated revenue / Restated Reserves
48	Orig Effect Gas Equi Price, $/mcfe	2.29	2.84	2.11	1.86	1.88	Original revenue / Original Reserves
49
50	Revenue
51	Oil Revenue, $MM	407	329	230	158	110	Volume times effective price
52	NGL Revenue, $MM	135	129	89	24	14	Volume times effective price
53	Gas Revenue, $MM	2,514	2,833	1,728	1,059	1,509	Volume times effective price
54	Total Revenue, $MM	3,056	3,291	2,047	1,241	1,633	Volume times effective price
55
56	Original Rev, $MM	8,250	8,545	6,245	4,960	4,939
57	Current Rev/Original Rev	37%	39%	33%	25%	33%
58
59	Costs
60	OPEX, $MM	872.33	793.57	610.21	470.82	540.10	OPEX/MCFe times Restated Reserves
61	OPEX/MCFe	0.62	0.64	0.61	0.58	0.59	From 2000Q4 Price Adjusted Reserve Eval
62	Original OPEX, $MM	1,468	1,129	1,025	873	993
63	Original OPEX/MCFe	0.41	0.37	0.35	0.33	0.38
64
65	TAX, $MM	148.02	162.23	99.63	59.61	78.21	Restated Revenue times Tax, % Rev
66	TAX, % Rev	5%	5%	5%	5%	5%	From 2000Q4 Price Adjusted Reserve Eval
67	Original Tax, $MM	379	415	319	255	313
68
69	CAPEX, $MM	530	476	370	249	314	CAPEX/MCFe times Restated Reserves
70	CAPEX/MCFe	0.38	0.39	0.37	0.31	0.34	From 2000Q4 Price Adjusted Reserve Eval
71	Original CAPEX, $MM	827	758	709	636	603
72	Original CAPEX/MCFe	0.23	0.25	0.24	0.24	0.23
73
74	Future Production and dev costs, $MM	1,551	1,432	1,080	780	933	OPEX + TAX + CAPEX
75	Future Cost/MCFe	1.11	1.16	1.07	0.96	1.02
76	Original Costs, $MM	2,674	2,302	2,053	1,764	1,909
77	Original Cost/MCFe	0.74	0.76	0.70	0.66	0.73
78	Future/Original Costs	58%	62%	53%	44%	49%
79
80	Cashflow and PV10
81	Cashflow BIT, $MM	1,505	1,859	966	461	701	Revenue less Costs
82	Original CF BIT, $MM	5,575	6,243	4,372	3,195	3,029
83
84	PV10, BIT, $MM	970	1,163	632	328	464	Cashflow times PV Ratio
85	PV Ratio	64%	63%	65%	71%	66%	From 2000Q4 Price Adjusted Reserve Eval
86	Original PV10, BIT, $MM	3,186	3,454	2,474	1,807	1,704
87	Current/Original PV10	30%	34%	26%	18%	27%